Exhibit 1

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EMBRAER ANNOUNCES JETBLUE ORDER FOR 100 EMBRAER 190s
JetBlue becomes the launch customer for this new Embraer aircraft

Sao Jose dos Campos, June 10, 2003 - Embraer today announced an order from JetBlue Airways (NASDAQ: JBLU) for 100 EMBRAER 190 airliners with deliveries starting in the third quarter of 2005. The airline also took options on 100 additional EMBRAER 190s. The total value of the firm contract at list price is US$ 3 billion, with a potential value of more than US$ 6 billion if all options are converted.

With this order, JetBlue becomes the launch customer for this model of the EMBRAER 170/190 family of airliners. JetBlue will outfit the aircraft with 100 leather seats, four abreast at 32-inch pitch with its signature DIRECTV satellite television in every seat.

"JetBlue has established itself as a leading carrier in the low-fare market, and to have our aircraft chosen to join this prestigious fleet is the highest praise," said Mauricio Botelho, President and CEO of Embraer. "JetBlue passengers will find the EMBRAER 190 provides them with the same high standards of cabin comfort and appeal they are used to on JetBlue, offering a truly seamless experience throughout the JetBlue system.

"Through this new agreement with Embraer, JetBlue will bring its superior product and award-winning customer service to the many mid-sized markets desperately in need of low fares and high quality service," said David Neeleman, CEO of JetBlue Airways. "Since our first full year of operations in 2001, we have achieved continued profitability through our focus on innovation and low costs. Our unwillingness to rest on our success is evident today. With a combined Airbus and Embraer fleet, we believe we will be well-positioned to offer a better product to markets of all sizes across the U.S., without compromising the low fares, cabin comfort and great service that are the hallmarks of the JetBlue experience."

JetBlue is a low-fare, low-cost passenger airline, which provides high-quality customer service. The airline has carried more than 13 million passengers since launching operations in February 2000. JetBlue features roomy all-leather seats each equipped with free live satellite television offering up to 24 channels of DIRECTV programming on every one of its 42 new Airbus A320 aircraft. JetBlue currently serves 22 cities across the U.S. and in Puerto Rico.

The EMBRAER 190 is member of Embraer's new family of airliners in the 70- to 110-seat market segment. The family is composed of the EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195. First in the family, the EMBRAER 170 is just completing its flight and certification program and will be delivered to its first customer Alitalia this year.


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The EMBRAER 190 is powered by twin, under-wing mounted General Electric
CF34-10E engines and features other components from major U.S. aerospace suppliers, including Honeywell, Hamilton Sundstrand and Goodrich Corporation. Like the other members of the family, the EMBRAER 190 has four main doors and offers airlines lowest turn around time and maximum cabin configuration flexibility for dual class, single class, or higher-density seating arrangements.

Fifteen of the aircraft will derive from an existing order with GE Capital Aviation Services (GECAS). The agreement with JetBlue brings Embraer's order book for the EMBRAER 170/190 family to 234 firm orders and 289 options.

EMBRAER 190 Will be Available Earlier than Originally Scheduled
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The EMBRAER 190 will be available earlier than previously planned and before the EMBRAER 195, as a result of growing market interest for the type. According to the program's revised schedule, the first of this 98- to 106-passenger jetliner will be certified and delivered in the third quarter of 2005. Certification of the EMBRAER 195 is scheduled for the second quarter of 2006.

"Changing market conditions drove us to review the original EMBRAER 190 development schedule, and since the aircraft has 95 percent commonality of parts, structures and systems with the larger EMBRAER 195, this is going to be a straightforward process", said Luis Carlos Affonso, EMBRAER 170/190 Program Director and Senior Vice-President, Engineering and New Product Development.

Three EMBRAER 190 aircraft will be engaged in the development and certification program, and two complete airframes will take part in the static and dynamic structural test campaign. First flight of the EMBRAER 190 is scheduled for the first quarter of 2004.


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The Embraer 190 provides the same high standards of cabin comfort and appeal to
JetBlue's passengers

Note to editors
---------------

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is one of the world's leading aerospace companies. With headquarters in Sao Jose dos Campos, state of Sao Paulo, and offices and customer service bases in Australia, China, France, Singapore and the United States, the Company as of March 31, 2003 has a total workforce of 12,407 people. Embraer is among Brazil's leading exporters, being number one from 1999 to 2001, and the second largest in 2002. As of March 31, 2003 Embraer's firm order backlog totaled
US$ 7.9 billion and the total backlog, including options, equaled US$ 19.2 billion.

Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global airline, defense and corporate markets.

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This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.
The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

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
Press
offices  Headquarters               North America           Europe, Middle East
                                                            and Africa
         Rosana Dias:               Doug Oliver:
         rosana.dias@embraer.com.br doliver@embraer.com     Stephane Guilbaud:
         Cell: +55 12 9724-4929     Phone: +1 954 359 3414  sguilbaud@embraer.fr
         Phone: +55 12 3927 1311    Cell: +1 954 232 9560   Phone: + 33 (0) 1 49 38 44 55
         Fax: + 55 12 3927 2411     Fax: +1 954 359 4755    Cell: +33 (0) 6 75 22 85 19
                                                            Fax: + 33 (0) 1 49 38 44 56
                                    Andrea Bottcher:
                                    abottcher@embraer.com   Catherine Fracchia
                                    Phone: +1 954 359 3432  cfracchia@embraer.fr
                                    Cell: +1 954 439 1830   Phone: +33 (0) 1 49 38 45 30